SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of March, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

On September 2003
( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out. (1)
( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	( X ) Board of Directors	( ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Preferred, class “B”, nominative, no nominal price and book-entry share		85,414,074	0.13077%	0.06063%
Share	Common, nominative, no nominal price and book-entry share		11,660	0.00002%	0.00001%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price	Volume (R$) (3)
Share	Preferred Class B, nominative, no nominal price and book-entry share
		Unibanco Corretora	Sale	18.09	3,000,000	57.00	171,000.00
		Unibanco Corretora	Sale	18.09	1,200,000	57.05	68,460.00
		Unibanco Corretora	Sale	18.09	1,300,000	57.15	74,295.00
		Unibanco Corretora	Sale	18.09	5,100,000	57.25	291,975.00
		Unibanco Corretora	Sale	19.09	5,000,000	57.00	285,000.00
		Unibanco Corretora	Sale	19.09	2,000,000	57.25	114,500.00
		Unibanco Corretora	Sale	19.09	29,054	56.50	1,641.55
		Unibanco Corretora	Sale	29.09	5,500,000	57.26	314,902.50
			Total Sales	-	23,129,054	-	1,321,774.05
Share	Preferred Class B, nominative, no nominal price and book-entry share
		Unibanco Corretora	Buy	18.09	22,300,000	54.00	1,204,200.00
		Unibanco Corretora	Buy	19.09	3,400,000	53.99	183,566.00
		Unibanco Corretora	Buy	19.09	11,400,000	54.00	615,600.00
		Unibanco Corretora	Buy	29.09	10,700,000	55.50	593,850.00
		Unibanco Corretora	Buy	29.09	300,000	55.60	16,680.00

			Total Buy	-	48,100,000	-	2,613,896.00
Final Balance
Security/Derivative	Features of the Securities	Quantity	% of participation
			Same Type/Class	Total
Share	Preferred, class “B”, nominative, no nominal price and book-entry share	110,385,020	0.16900%	0.07835%
Share	Common, nominative, no nominal price and book-entry share	11,660	0.00002%	0.00001%

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	( X ) Board of Directors	( ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share		67,914,072	0.15667%	0.08053%
Share	Common, nominative, no nominal price and book-entry share		7	0.00000%	0.00000%

Operations in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price	Volume (R$) (3)
Share	Preferred nominative, no nominal price and book-entry share
		Unibanco Corretora	Sale	18.09	3,000,000	57.00	171,000.00
		Unibanco Corretora	Sale	18.09	1,200,000	57.05	68,460.00
		Unibanco Corretora	Sale	18.09	1,300,000	57.15	74,295.00
		Unibanco Corretora	Sale	18.09	5,100,000	57.25	291,975.00
		Unibanco Corretora	Sale	19.09	5,000,000	57.00	285,000.00
		Unibanco Corretora	Sale	19.09	2,000,000	57.25	114,500.00
		Unibanco Corretora	Sale	19.09	29,054	56.50	1,641.55
		Unibanco Corretora	Sale	29.09	5,500,000	57.26	314,902.50
			Total Sales	-	23,129,054	-	1,321,774.05
Final Balance
Security/Derivative	Features of the Securities	Quantity	% of participation
			Same Type/Class	Total
Share	Preferred nominative, no nominal price and book-entry share	44,785,018	0.10331%	0.05311%
Share	Common, nominative, no nominal price and book-entry share	7	0.00000%	0.00000%

Denomination of the Controlled Company: UNIBANCO LEASING S.A. ARRENDAMENTO MERCANTIL
Group and Related Persons	( X ) Board of Directors	( ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Common, nominative, no nominal price and book-entry share		3	0.00002%	0.00002%

Final Balance
Security/Derivative	Features of the Securities	Quantity	% of participation
			Same Type/Class	Total
Share	Common, nominative, no nominal price and book-entry share	3	0.00002%	0.00002%

Denomination of the Controlled Company: DIBENS LEASING S.A. ARRENDAMENTO MERCANTIL
Group and Related Persons	( X ) Board of Directors	( ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Common, nominative, no nominal price and book-entry share		2	0.00075%	0.00075%

Final Balance
Security/Derivative	Features of the Securities	Quantity	% of participation
			Same Type/Class	Total
Share	Common, nominative, no nominal price and book-entry share	2	0.00075%	0.00075%

(1) In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.
(2) Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3) Quantity times price.
Note: The information by group must be supplied in these consolidated data – members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

On September 2003
( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)
( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	( ) Board of Directors	( X ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Preferred, class “B”, nominative, no nominal price and book-entry share		62,698,150	0.09599%	0.04450%
Share	Common, nominative, no nominal price and book-entry share		61,035	0.00008%	0.00004%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price	Volume (R$) (3)
Share	Preferred Class B, nominative, no nominal price and book-entry share
			Sale	22,09	800,000	**	**
					-	-	-
					-	-	-
					-	-	-
					-	-	-
					-	-	-
					-	-	-
			Total Sales	-	800,000	-	-
Share	Preferred Class B, nominative, no nominal price and book-entry share
		Unibanco Corretora	Purchase	24.09	547,000	54.84	29,994.75
		Unibanco Corretora	Purchase	25.09	273,000	54.84	14,969.96
		Unibanco Corretora	Purchase	23.09	91,000	54.84	4,989.99
		Unibanco Corretora	Purchase	25.09	911,000	54.84	49,954.69
		Unibanco Corretora	Purchase	22.09	400,000	**	**
		Unibanco Corretora	Purchase	24.09	273,000	54.84	14,969.96

		-	Total Purchase	-	2,859,000	-	134,839.27
Final Balance
Security/Derivative	Features of the Securities	Quantity	% of participation
			Same Type/Class	Total
Share	Preferred, class “B”, nominative, no nominal price and book-entry share	64,757,150	0.09914%	0.04596%
Share	Common, nominative, no nominal price and book-entry share	61,035	0.00008%	0.00004%

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	( ) Board of Directors	( X ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share		60,753,365	0.14015%	0.07204%
Share	Common, nominative, no nominal price and book-entry share		1	0.00000%	0.00000%

Operations in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price	Volume (R$) (3)
Share	Preferred nominative, no nominal price and book-entry share
		Unibanco Corretora	Purchase	24.09	547,000	54.84	29,994.75
		Unibanco Corretora	Purchase	25.09	273,000	54.84	14,969.96
		Unibanco Corretora	Purchase	23.09	91,000	54.84	4,989.99
		Unibanco Corretora	Purchase	25.09	911,000	54.84	49,954.69
		Unibanco Corretora	Purchase	24.09	273,000	54.84	14,969.96
		Unibanco Corretora	Purchase	22.09	400,000	**	**
		Unibanco Corretora	Purchase	24.09	364,000	54.84	19,959.94
			Total Purchase	-	2,859,000	-	134,839.27
Final Balance
Security/Derivative	Features of the Securities	Quantity	% of participation
			Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share	63,612,365	0.14675%	0.07543%
Share	Common, nominative, no nominal price and book-entry share	1	0.00000%	0.00000%

Denomination of the Controlled Company: DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL
Group and Related Persons	( ) Board of Directors	( X ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Common, nominative, no nominal price and book-entry share		3	0.00113%	0.00113%

Final Balance
Security/Derivative	Features of the Securities	Quantity	% of participation
			Same Type/Class	Total
Share	Common, nominative, no nominal price and book-entry share	3	0.00113%	0.00113%

** This transaction occured during the global exchange offer, when 2 PN UBB were exchanged per 1 Unit composed of 1 preferred nominative Unibanco share + 1 preferred nominative Unibanco Holdings share
(1) In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.
(2) Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3) Quantity times price.
Note: The information by group must be supplied in these consolidated data – members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 18, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.